Name of Issues:Crown Central Petroleum Corp.
Title of Class of Securities:Common - "B"
CUSIP Number:228219309
(1)Name of Reporting Person: Donald Smith & Co., Inc. 13-2807845
(2)Check Appropriate Box if a Member of Group:"B"
(4) Place of Organization: E. 80 Rte. 4, Paramus, NJ 07652
(5) Sole Voting Power: 453,400 shares
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 453,400 shares
(8) Shared Dispositive Power: 0
(9) Aggregate Amount Beneficially Owned: 453,400
(10)
(11) Percent of Class Represented by Amt. In Row(9): 8.7%
(12) Type of Reporting Person: IA

Exhibit 1


(22,315)  Item 1 (a) Crown Central Petroleum Corp.
          Item 2 (b) One North Charles St.
                    P.O. Box 1168
                    Baltimore, Maryland 21203

(22,316)  Item 2 (a) Donald Smith & Co., Inc.
          Item 2 (b) East 80 Route 4, Paramus, N. J. 07652
          Item 2 (c) Not applicable
          Item 2 (d) Common
          Item 2 (e) Cusip =228219309

(22,317)  Item 3 (e) IA

(22,318)  Item 4 (a) 453,400  shares owned
                 (b) 8.7% of class
                 (c) (i)453,400 shares can be solely voted
                     (ii)  0 shares (shared power to vote)
                     (iii)453,400 shares can be disposed
                     (iv)  0 shares (shared power to dispose)

(22,319)  Item 5  Not applicable

(22,320)  Item 6 Not applicable
(22,321)  Item 7 Not applicable
(22,322)  Item 8 Not applicable
(22,323)  Item 9 Not applicable

(22,324)  Item 10:
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998
Name and Title:  Paula Smith; Corporate Secretary